UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

Amendment No. 1

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:  June 30, 2020

OR

[  ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number:  000-23406

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern Bank 401(k) Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southern Missouri Bancorp, Inc.

2991 Oak Grove Road

Poplar Bluff, MO 63901

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 on Form 11-K/A (“Form 11-K/A”), which amends the Annual Report on Form 11-K of the Southern Bank 401(k) Retirement Plan filed with the Securities and Exchange Commission on December 17, 2020 (the "Original Form 11-K"), is to correct the “Report of Independent Registered Public Accounting Firm” to include the dates that were missing in the Original Form 11-K.  No other changes have been made to the Original Form 11-K, and this Form 11-K/A does not amend, update or change any other disclosures contained in the Original Form 11-K, which is restated herein in its entirety.

SOUTHERN BANK 401(k) RETIREMENT PLAN

Required Information

The Southern Bank 401(k) Retirement Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of BKD, LLP.

Southern Bank 401(k) Retirement Plan

EIN 43-0462350    PN001

Report of Independent Registered Public Accounting Firm and Financial Statements

June 30, 2020 and 2019

Contents

Report of Independent Registered Public Accounting Firm1

Financial Statements

Statements of Net Assets Available for Benefits3

Statement of Changes in Net Assets Available for Benefits 4

Notes to Financial Statements5

Supplemental Schedules

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions13

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)14

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants,

  and Audit Committee

Southern Bank 401(k) Retirement Plan

Poplar Bluff, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Southern Bank 401(k) Retirement Plan (the “Plan”) as of June 30, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2020 and 2019, and the changes in net assets available for benefits for the year ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Administrator, Plan Participants,

  and Audit Committee

Southern Bank 401(k) Retirement Plan

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of

June 30, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of June 30, 2020, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2012.

St. Louis, Missouri

December 16, 2020

Southern Bank 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

June 30, 2020 and 2019

	2020	2019

Investments, At Fair Value	$ 25,272,595	$ 26,993,619

Receivables
Notes receivable from participants	436,785	489,642
Employer’s contributions	916,508	795,342

	1,353,293	1,284,984

Net Assets Available for Benefits	$ 26,625,888	$ 28,278,603

See Notes to Financial Statements3

Southern Bank 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2020

Investment Income (Loss)
Net depreciation in fair value of investments	$ (3,793,390)
Interest and dividends	1,000,219

Net investment loss	(2,793,171)

Interest Income on Notes Receivable from Participants	23,870

Contributions
Participants	1,003,277
Employer	1,563,019
Rollovers	270,787

Total contributions	2,837,083

Total additions	67,782

Deductions
Benefits paid to participants	1,714,687
Administrative fees	5,810

Total deductions	1,720,497

Net Decrease	(1,652,715)

Net Assets Available for Benefits, Beginning of Year	28,278,603

Net Assets Available for Benefits, End of Year	$ 26,625,888

See Notes to Financial Statements4

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements

June 30, 2020 and 2019

Note 1:Description of the Plan

The following description of Southern Bank 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Southern Bank (the Bank), a wholly-owned subsidiary of Southern Missouri Bancorp, Inc. (the Company), for the benefit of its employees who have at least one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Bank previously also maintained a qualified Employee Stock Ownership Plan (ESOP). The Bank merged the ESOP into the Plan effective October 1, 2010. Participant accounts under the ESOP are maintained as a separate source (ESOP Source) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.

The Plan is administered by the Bank. Capital Bank and Trust Company is the trustee of the Plan. American Funds serves as Plan custodian.

Contributions

The Plan permits eligible employees to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS). Employee rollover contributions are also permitted. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

The Bank makes safe harbor matching contributions of 100% of employees’ salary deferral amounts on the first 3% of employees’ compensation, and 50% of employees’ salary deferral amounts on the next 2% of employees’ compensation. The Bank also makes profit-sharing contributions. Bank profit-sharing contributions are discretionary as determined by the Bank’s Board of Directors. Contributions are subject to certain limitations. Forfeitures are used to reduce Bank contributions.

Participant Investment Account Options

Investment account options available include various funds and common stock of the Company. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2020 and 2019

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Bank matching contributions and ESOP Source contributions are vested at a rate of 20% per year of service beginning with completion of the second year of service. A participant becomes fully vested with completion of their sixth year of service. The non-vested balance is forfeited upon termination of service. Forfeitures are used to reduce Bank contributions.

Payment of Benefits

Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement. Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested. In the event of death, the participant’s account becomes fully vested and is paid to the designated beneficiary. Distributions under the Plan are payable in a lump sum or through installments. Payments through installments are only available to Participants with a vested account balance in excess of $5,000 who terminate at normal retirement age or later. At June 30, 2020 and 2019, Plan assets included no amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but which had not yet been paid.

Forfeited Accounts

At June 30, 2020 and 2019, forfeited non-vested accounts totaled $24,686 and $2,960, respectively. These accounts will be used to reduce future Bank contributions. Also, in 2020, employer contributions were reduced by $11,384 from forfeited non-vested accounts.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years. Loans are repaid through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is fixed for the term of the loan at a rate one percentage point above the Wall Street Journal’s published prime rate of interest on the first day of the month in which the loan was made.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2020 and 2019

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Subsequent Events

The outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020, has led to adverse impacts on the U.S. and global economies. Economic uncertainties have arisen, which have resulted in significant volatility in the investment markets and may continue to impact the value of Plan assets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was passed by Congress. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The Company has not amended the Plan to reflect any provisions outlined in the CARES Act at this time; however, the Plan is operating under procedures that provide the relief required by the CARES Act available to participants regarding distributions, loans, and loan repayment extensions.

Note 2:Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Quoted market prices, if available, are used to value investments. Common stock is valued at the closing price reported on the active market on which the individual security is traded. Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2020 and 2019

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Tax Status

The Plan operates under a non-standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by American Funds Distributors, Inc. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Note 3:Related-Party and Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

The Plan allows participants to invest their account balances in shares of the Company. The number of shares of common stock held by the Plan at June 30, 2020 and 2019 was 388,531 shares and 365,739 shares, respectively, and the Plan received dividends of $224,406 during the year ended June 30, 2020.

The plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan.

Note 4:Disclosures About Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2020 and 2019

must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1Quoted prices in active markets for identical assets

Level 2Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets

Recurring Measurements

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2020 and 2019:

		June 30, 2020
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$ 9,441,300	$ 9,441,300	$ -	$ -
Mutual funds	15,564,256	15,564,256	-	-
Money market fund	267,039	267,039	-	-
	$ 25,272,595	$ 25,272,595	$ -	$ -

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2020 and 2019

		June 30, 2019
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$ 12,738,679	$ 12,738,679	$ -	$ -
Mutual funds	13,934,366	13,934,366	-	-
Money market fund	320,574	320,574	-	-
	$ 26,993,619	$ 26,993,619	$ -	$ -

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended June 30, 2020. In addition, the Plan had no assets measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

Note 5:Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2020 and 2019, to Form 5500:

	2020	2019

Net assets available for benefits per the financial statements	$ 26,625,888	$ 28,278,603
Less: employer’s contributions receivable	916,508	795,342

Net assets available for benefits per Form 5500	$ 25,709,380	$ 27,483,261

Southern Bank 401(k) Retirement Plan

Notes to Financial Statements (continued)

June 30, 2020 and 2019

The following is a reconciliation of contributions per the financial statements for the year ended June 30, 2020, to Form 5500:

2020

Contributions per the financial statements	$ 2,837,083
Add: Employer’s contributions receivable at June 30, 2019	795,342
Less: Employer’s contributions receivable at June 30, 2020	(916,508)

Contributions per Form 5500	$ 2,715,917

Note 6:Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

June 30, 2020

Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VCFP and PTE 2002-51
$ 25	$ -	$ 25	$ -	$ -

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Schedule H, Line 4i – Schedule of Assets (held at end of year)

June 30, 2020

	Investment Type and Issuer	Description of Investment	Current Value

*	American Funds Money Market Fund	267,039	shares	$ 267,039

	Mutual Funds
*	American Funds Bond Fund of America	22,987	shares	321,583
*	American Funds Intermediate Bond Fund of America	6,772	shares	95,757
*	American Funds Income Fund of America	14,917	shares	312,814
	Franklin Income Fund	84,080	shares	172,364
*	American Funds American Balanced Fund	31,025	shares	861,569
	Invesco Van Kampen Comstock Fund	13,830	shares	272,034
*	American Funds Fundamental Investors	10,269	shares	587,086
*	American Funds Investment Company of America	40,611	shares	1,526,165
	Ishares S&P 500 Index	28	shares	10,138
	Ishares Russell 2000 Small-Cap Index	14,784	shares	263,303
*	American Funds Growth Fund of America	33,900	shares	1,835,329
*	American Funds New Perspective Fund	18,815	shares	885,637
*	American Funds New World Fund	9,054	shares	614,645
	Fidelity Advisor Growth Opportunities	2,528	shares	272,305
	Putnam Growth Opportunities	5,631	shares	251,486
	Victory Established Value Fund	29,991	shares	1,013,105
	Franklin Small Cap Growth Fund	36,047	shares	813,952
*	American Funds 2010 Target Date Fund	10,242	shares	114,202
*	American Funds 2015 Target Date Fund	6,031	shares	70,984
*	American Funds 2020 Target Date Fund	25,988	shares	335,763
*	American Funds 2025 Target Date Fund	48,670	shares	685,766
*	American Funds 2030 Target Date Fund	69,033	shares	1,037,569
*	American Funds 2035 Target Date Fund	72,782	shares	1,128,848
*	American Funds 2040 Target Date Fund	48,353	shares	766,878
*	American Funds 2045 Target Date Fund	43,201	shares	697,700
*	American Funds 2050 Target Date Fund	18,820	shares	298,482
*	American Funds 2055 Target Date Fund	11,705	shares	232,463
*	American Funds 2060 Target Date Fund	6,496	shares	86,329

*	Southern Missouri Bancorp, Inc. Common Stock (SMBC)	388,531	shares	9,441,300

*	Notes Receivable from Participants	Various maturity dates through 2025; interest rates from 4.25 to 6.50%		436,785
				$ 25,709,380

	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BANK 401(k) RETIREMENT PLAN

	By:	Southern Bank, as Plan Administrator

Date December 17, 2020	By:	/s/ Matt Funke
	Name:	Matt Funke
	Title:	Chief Financial Officer